UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42098

JIADE LIMITED

18/F, Block D, Huirong Plaza, No. 88, Section 3, Jinhua Road

Jinjiang District, Chengdu City, Sichuan Province

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                  Form 40-F ☐

Departure and Appointment of a Director

Resignation and Appointment of an Independent Director

On March 19, 2026, Dr. Shaoping Lu notified JIADE LIMITED (the “Company”) of his resignation as a director, a member of the audit committee, nominating and corporate governance committee and compensation committee and the chairperson of the nominating and corporate governance committee, effective March 19, 2026. Dr. Lu has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill the vacancy created by Dr. Lu’s departure, on March 20, 2026, the board of directors of the Company (the “Board”) appointed Dr. Yi Chen as an independent director of the Company, a member of each of the nominating and corporate governance committee, audit committee, and compensation committee, and as the chairperson of the nominating and corporate governance committee. The Company has determined that Dr. Chen satisfies the “independence” requirements of the corporate governance rules of the Nasdaq Stock Market LLC (“Nasdaq”) and Rule 10A-3 under the Securities Exchange Act of 1934, as amended. The Board has also determined that Dr. Chen qualifies as an audit committee financial expert under the rules of the U.S. Securities and Exchange Commission and as a financially sophisticated audit committee member under the Nasdaq listing rules. The biographical information of Dr. Yi Chen is set forth below.

Dr. Yi Chen, age 32, has worked as a postdoctoral researcher specializing in teaching and scientific research at Chengdu University of Technology since November 2024. Prior to that, she worked as a postdoctoral researcher specializing in scientific research at Southwestern University of Finance and Economics from September 2022 to October 2024. Dr. Chen received a bachelor’s degree in Polymer Science and Engineering from Sichuan University in 2015, a master’s degree in Chemical and Biomolecular Engineering from Hong Kong University of Science and Technology in 2018, and a Ph.D. degree in Business Administration from Sichuan University in 2022.

Dr. Chen does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JIADE LIMITED

Date: March 20, 2026	By:	/s/ Yuan Li
	Name:	Yuan Li
	Title:	Chairman of the Board of Directors